Vinson&Elkins



E. Ramey Layne rlayne@velaw.com
Tel +1.713.758.4629 Fax +1.713.615.5396

May 11, 2012

CONFIDENTIAL SUBMISSION

Pursuant to Title 1
Section 106 under the
Jumpstart Our Business Startups Act

BY HAND DELIVERY

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: **Confidential Submission of Draft Registration Statement on Form S-1 for Hi-Crush Partners LP**

Ladies and Gentlemen:

On behalf of our client, Hi-Crush Partners LP, a Delaware limited partnership (the "**Partnership**"), we hereby confidentially submit a draft Registration Statement on Form S-1 (the "**Registration Statement**") of the Partnership pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act (the "**JOBS Act**") for non-public review by the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") prior to the public filing of the Registration Statement. Enclosed herewith are three paper copies of the Registration Statement and the exhibits to the Registration Statement together with a CD-ROM containing a searchable version of such documents in portable document format (.pdf).

The Partnership is an "emerging growth company" as defined in the JOBS Act. Therefore, the Partnership is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission no later than 21 days before the date on which the Partnership conducts a road show, as such term is defined in Title 17, Section 230, 433(h)(4) of the Code of Federal Regulations.

Vinson & Elkins LLP Attorneys at Law
Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London
Moscow New York Palo Alto Riyadh Shanghai Tokyo Washington

First City Tower, 1001 Fannin Street, Suite 2500
Houston, TX 77002-6760
Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

US 1395422v.2

Please direct all notices and communications with respect to this confidential submission to:

David Palmer Oelman
Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Tel: (713) 758-3708
Fax: (713) 615-5861
Email: doelman@velaw.com

Kindly acknowledge the Commission's receipt of this confidential submission by date-stamping the enclosed confirmation copy of this letter and returning it to our messenger, who has been instructed to wait.

Please direct any questions with respect to this confidential submission to Ramey Layne at (713) 758-4629 or Lande Spottswood at (713) 758-2326.

Very truly yours,



E. Ramey Layne
Vinson & Elkins L.L.P.

Enclosures

cc (w/o enc.): Mark C. Skolos (Hi-Crush Partners LP)

David Palmer Oelman (Vinson & Elkins L.L.P.)

Charles L. Strauss (Fulbright & Jaworski L.L.P.)

P. Kevin Trautner (Fulbright & Jaworski L.L.P.)